Exhibit 99.27

Rider to Security Agreement dated _____________________ (the "Agreement") between Pittsfield Mold & Tool, Inc. ("Debtor") and Wentworth Capital, a division of Charter Financial, Inc. ("Secured Party")

The Agreement shall be amended as follows:

1. The Agreement shall be amended by deleting Section 13 of the Agreement and replacing it with the following new Section:

13. Debtor shall maintain a system of accounts established and administered in accordance with generally accepted accounting principles and practices consistently applied, and, within thirty (30) days after the end of each fiscal month, deliver to Secured Party a balance sheet as at the end of such month and statement of operations for such month for Debtor and for United Shields Corporation, and, within fifty (50) days after the end of each fiscal quarter, deliver to Secured Party a consolidated balance sheet as at the end of such quarter and statement of operations for such quarter for United Shields Corporation, and, within ninety-five (95) days after the end of each fiscal year, deliver to Secured Party a consolidated balance sheet as at the end of such year and statement of operations for such year for United Shields Corporation, in each case prepared in accordance with generally accepted accounting principles and practices consistently applied and certified by Debtor's chief financial officer as fairly presenting the financial position and results of operation of Debtor, and, in the case of year end financial statements, audited by an independent accounting firm acceptable to Secured Party.

This Rider shall be deemed to be an indivisible part of and supplement to the Agreement.

IN WITNESS WHEREOF, the parties have executed this Rider simultaneously with the Agreement.

Pittsfield Mold & Tool, Inc.	Wentworth Capital, a division of Charter Financial, Inc.

By:_________________________	By:_________________________
Title:_________________________	Title:________________________